Exhibit 99.1

JBS S.A.

Corporate Taxpayer’s ID (CNPJ/ME): 02.916.265/0001-60

Company Registry (NIRE): 35.300.330.587

Authorized Publicly-Held Company

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 28, 2025, AT 4:00 P.M.

Date, Time, and Place: February 28, 2025, at 4:00 p.m., at the headquarters of JBS S.A., located in the City and State of São Paulo, at Avenida Marginal Direita do Tietê, 500, Bloco I, 3º Andar, Vila Jaguara, CEP 05118-100 (“Company”), held online.

Call notice: The call notice was emailed to the Board of Directors members, according to Article 18 of the Company’s Bylaws.

Attendance: The necessary quorum for the Company’s Board of Directors’ Meeting to be called to order was confirmed with the presence of all Board members, under Articles 15 and 18 of the Company’s Bylaws, namely: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

Presiding Board: Jeremiah O’Callaghan, Chair; and Milena Hitomi Yanagisawa, Secretary.

Agenda: resolution regarding the replacement of Mr. Paulo Sérgio Cruz Dortas Matos as a member of the Company’s Statutory Audit Committee and Related Parties Committee by Mr. Mauro Mitio Inagaki.

Discussions and Resolutions:

(i) Mr. Jeremiah O’Callaghan informed the Board of Directors members that on February 26, 2025, he received the resignation letter from Mr. Paulo Sergio Cruz Dortas Matos to the positions of member of the Statutory Audit Committee and Related Parties Committee, and alternate member of the Fiscal Council of JBS S.A.

In view of the resignation announced, Mr. Jeremiah O’Callaghan proposed the change to the composition of the aforementioned Committees and emphasized that such changes were also subject to discussion and recommendation of the members of the Governance, Compensation, and Nomination Committees at a meeting held on February 27, 2025.

Therefore, all Board of Directors members approved the election of Mr. Mauro Mitio Inagaki to the Statutory Audit Committee and Related Parties Committee, replacing Mr. Paulo Sergio Cruz Dortas Matos, effective as of March 01, 2025.

Accordingly, the Statutory Audit Committee and the Related Parties Committee shall be composed as follows:

STATUTORY AUDIT COMMITTEE:

NAME	POSITION ON THE COMMITTEE
CARLOS HAMILTON VASCONCELOS ARAÚJO	COORDINATOR
GELSON LUIZ MERISIO	MEMBER
MAURO MITIO INAGAKI	MEMBER
MILENA HITOMI YANAGISAWA	SECRETARY

RELATED PARTIES COMMITTEE:

NAME	POSITION ON THE COMMITTEE
GELSON LUIZ MERISIO	COORDINATOR
ALBA PETTENGILL	MEMBER
CARLOS HAMILTON VASCONCELOS ARAÚJO	MEMBER
MAURO MITIO INAGAKI	MEMBER
MILENA HITOMI YANAGISAWA	SECRETARY

Minutes in Summary Form: The Board of Directors authorized the drawing up of these minutes in summary form with the omission of the signatures of the attendees, under paragraphs 1 and 2 of Article 130 of Brazilian Corporation Law.

Closure: There being no further business to discuss, the Chair offered the floor to anyone who intended to speak and, as no one did, the meeting was adjourned for the time necessary to draw up these minutes, which were then read, approved, and signed by all attendees.

Attending Board Members: Jeremiah O’Callaghan (Chair), José Batista Sobrinho (Vice Chair), Wesley Mendonça Batista, Joesley Mendonça Batista, Alba Pettengill, Gelson Luiz Merisio, Francisco Turra, Carlos Hamilton Vasconcelos Araujo, Kátia Regina de Abreu Gomes, Paulo Bernardo Silva, and Cledorvino Belini.

This is a free English translation of the Minutes of the Board of Directors’ Meeting drawn up in the Company’s records.

São Paulo, February 28, 2025.

Milena Hitomi Yanagisawa

Secretary